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                           AT&T CAPITAL CORPORATION
                      COMPUTATION OF RATIO OF EARNINGS TO
                                 FIXED CHARGES
                        (In Thousands of U.S. Dollars)



                                            Year Ended December 31,
                         -------------------------------------------------------------
                             1998         1997      1996         1995        1994
--------------------------------------------------------------------------------------
Earnings from continuing
 operations:

  Income from continuing
   operations before
   income taxes            $173,848     $ 32,036  $ 278,602    $ 208,239    $173,614

  Deduct undistributed
   earnings on equity
   investments, net of loss      --           --         --           --          --


  Add fixed charges
   included in income
   before income taxes
   and cumulative effect
   of accounting change     497,805      460,221    465,121      418,624     277,913
--------------------------------------------------------------------------------------

  Total earnings from
   continuing
   operations, as
   adjusted                $671,653     $492,257   $743,723     $626,863    $451,527
--------------------------------------------------------------------------------------

  Total fixed charges(1)   $497,805     $460,221   $465,121     $418,624    $277,913

  Ratio of earnings
   to fixed charges            1.35         1.07       1.60         1.50        1.62
--------------------------------------------------------------------------------------

(1) Fixed charges include interest on indebtedness and the portion of rentals representative of the interest factor. Fixed charges do not include distributions on Company-obligated preferred securities of AT&T Capital Corporation's subsidiaries. Prior to October 1, 1996, a portion of AT&T Capital Corporation's indebtedness to AT&T Corp. did not bear interest.



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